EXHIBIT 12.1
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
     The following table sets forth the Company’s consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods indicated:

	Year Ended December 31,
	2009	2008	2007	2006	2005
(Loss) Income before income taxes and discontinued operations	$(187,117)	$(213,346)	$21,823	$19,168	$(7,914)

Fixed charges:
Interest expense and amortization of capitalized costs of indebtedness	$77,679	$100,833	$111,453	$84,201	$51,561
Estimated interest within rental expense	716	701	402	296	209
Preferred stock dividends	4,671	5,024	204	—	—

Total fixed charges	$83,066	$106,558	$112,059	$84,497	$51,770

Preferred stock dividends	(4,671)	(5,024)	(204)	—	—

Total earnings	$(108,722)	$(111,812)	$133,678	$103,665	$43,856

Total fixed charges	$83,066	$106,558	$112,059	$84,497	$51,770
Interest expense on deposits	47,208	66,025	76,692	57,518	34,067

Total fixed charges excluding deposit interest	$35,858	$40,533	$35,367	$26,979	$17,703

Ratio of earnings to combined fixed charges and preferred stock dividends:
Including deposit interest	(1.31)	(1.05)	1.19	1.22	0.83
Excluding deposit interest	(3.03)	(2.76)	3.79	3.82	2.42